February 20, 2025
THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018)

FY and Q4 2024 Results and FY 2025 Guidance Announced.
• FY 2024 net revenue (NR) of $1,188 million, up 9% versus FY 2023
• FY 2024 SUBLOCADE® NR of $756m (+20% versus FY 2023); Q4 2024 NR of $194m
• Streamlining actions to save over $100 million annually; reinvesting to support SUBLOCADE long-term growth and Phase II OUD assets as well as delivering over $50m of OPEX savings
• FY 2025 guidance provided – SUBLOCADE NR at mid-point is expected to decline modestly (1%); total NR decline at the mid-point (17%); accelerated SUBOXONE Film NR erosion (11pp of the decline) and PERSERIS discontinuation (3pp of the decline) are principal drivers

Comment by Mark Crossley, CEO of Indivior PLC
“Indivior ended 2024 with a better-than-expected fourth quarter performance that put our FY 2024 results ahead of our October guidance. While we delivered 20% year-on-year NR growth in SUBLOCADE, our 2024 performance was impacted by previously disclosed transitory items and competition in the U.S. long-acting injectable (LAI) category. As shared in our Q3 results, we have narrowed our strategic focus to meeting opioid use disorder patients' unmet needs with SUBLOCADE, OPVEE and a strong pipeline of Phase II assets. As a result, we streamlined our cost base and identified savings exceeding $100m of which approximately $50m will be reinvested behind SUBLOCADE and our OUD-focused pipeline and over $50m will help protect our adjusted operating profit.

In FY 2025, for SUBLOCADE we expect largely unchanged NR at the mid-point of guidance, as strong overall U.S. LAI category growth and expected benefits from our commercial investments are offset by ongoing competitive dynamics in the U.S. and near-term Justice System funding challenges. Total Company NR is expected to decline 17% at the midpoint due primarily to an expected decrease in SUBOXONE Film NR of greater than 50% from intensified generic pricing activity along with the potential for a fifth generic entrant. Our FY 2025 guidance reflects these dynamics.

Looking past FY 2025, we remain confident that Indivior is well positioned to drive profitable growth and shareholder value creation, and we are resolute in our focus on delivering on our key strategic objective. That is to deliver SUBLOCADE’s peak net revenue goal of greater than $1.5 billion and, in so doing, to transform the lives of patients affected by one of the greatest epidemics of our time."

Period to December 31st (Unaudited)	Q4 2024 $m	Q4 2023 $m	% Change	FY 2024 $m	FY 2023 $m	% Change
Net Revenue	298	293	2%	1,188	1,093	9%
Operating Profit/(Loss)	40	60	(33)%	(23)	(4)	NM
Net Income/(Loss)	9	54	(83)%	(48)	2	NM
Diluted EPS ($)	$0.07	$0.38	(82)%	$(0.36)	$0.01	NM
Adjusted Basis
Adj. Operating Profit[1]	66	66	—%	312	269	16%
Adj. Net Income[1]	41	61	(33)%	222	223	—%
Adj. Diluted EPS[1] ($)	$0.32	$0.43	(26)%	$1.66	$1.57	6%
1 Adjusted Basis excludes the impact of exceptional items and other adjustments as referenced and reconciled in the "Adjusted Results" appendix on page 26. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards ("IFRS").
The "Company" refers to Indivior PLC and the "Group" refers to the Company and its consolidated subsidiaries.

FY/ Q4 2024 Financial Highlights
•FY 2024 total net revenue (NR) of $1,188m increased 9% (FY 2023: $1,093m); Q4 2024 total NR of $298m increased 2% (Q4 2023: $293m).
•FY 2024 reported operating loss was $23m (FY 2023 operating loss: $4m); Q4 2024 reported operating profit was $40m (Q4 2023 operating profit: $60m). FY 2024 adjusted operating profit of $312m increased 16% (Adjusted FY 2023: $269m). Q4 2024 adjusted operating profit of $66m was unchanged (Adjusted Q4 2023: $66m).
•FY 2024 reported net loss was $48m (FY 2023 net income: $2m); Q4 2024 reported net income was $9m (Q4 2023 net income: $54m). FY 2024 adjusted net income was $222m (Adjusted FY 2023: $223m). Q4 2024 adjusted net income of $41m decreased 33% (Adjusted Q4 2023: $61m).
•Cash and investments totaled $347m at the end of FY 2024 (including $27m restricted for self-insurance) (FY 2023: $451m). The decrease was primarily due to the Group's litigation settlement payments of $173m and share repurchases of $173m, partly offset by cash inflow from operating activities and net refinance proceeds.
FY/ Q4 2024 Product Highlights
•SUBLOCADE (buprenorphine extended release) Injection: FY 2024 NR of $756m (+20% vs. FY 2023); Q4 2024 NR of $194m (+10% vs. Q4 2023 and +2% vs. Q3 2024). In FY 2024, continued year-over-year growth primarily reflects further organized health system (OHS) and justice system channel penetration in the U.S. resulting in increased new U.S. patient enrollments. Total U.S. patients on a 12-month rolling basis at the end of Q4 2024 were approximately 170,500 (+25% vs. Q4 2023 and +2% vs. Q3 2024). FY 2024 U.S. units dispensed were approximately 624,200 (+23% vs. FY 2023). Q4 2024 U.S. units dispensed were approximately 161,400 (+13% vs. Q4 2023 and +2% vs. Q3 2024).
•OPVEE® (nalmefene) nasal spray: FY 2024 NR of $15m comprised two 100,000 unit orders from the U.S. Biomedical Advancement Research and Development Authority (BARDA). Q4 2024 NR was immaterial. Near-term launch focus is on supporting policy changes to enable broader access to nalmefene opioid rescue treatments and on increasing product trial among targeted users.
•SUBOXONE® (buprenorphine/naloxone) Film: U.S. Film net revenue declined in Q4 2024 due to increased generic competitive activity, resulting in average share of 15.2% in Q4 2024 (Q4 2023: 18.4%) and FY 2024 exit share of 14.8% (FY 2023: 18.6%).
•PERSERIS (risperidone) extended release injection: FY 2024 NR of $40m ((5)% vs. FY 2023); Q4 2024 NR of $9m ((25)% vs. Q4 2023 and +31% vs. Q3 2024). As previously announced, marketing and promotion of PERSERIS have been discontinued.

SUBLOCADE Label Update
The FDA informed Indivior that, following acceptance of the proposed label for SUBLOCADE, there were no outstanding items for Indivior to address, but that final review of the SUBLOCADE label changes has been delayed. Indivior will provide further updates on the status of the approval of the proposed SUBLOCADE label changes, as appropriate.

FY 2025 Guidance
The Group is introducing guidance for FY 2025 under U.S. GAAP. Comparisons for certain guidance elements to FY 2024 financial results under U.S. GAAP are provided in the February 20, 2025 Investor Presentation. NR is equivalent under U.S. GAAP and IFRS with minimal changes in the other guidance elements presented below.
Guidance assumes no material change in exchange rates for key currencies compared with FY 2024 average rates, notably USD/GBP and USD/EUR. Guidance also assumes no material change to Medicaid eligibility policy and/or other changes to Federal funding levels due to executive actions.

FY 2025
Net Revenue (NR)	$955m to $1,025m (-17% at the mid-point vs. FY 2024)
SUBLOCADE NR	$725m to $765m (-1% at the mid-point vs. FY 2024)
OPVEE NR	$10m to $15m
SUBOXONE Film Market Share	Accelerated NR decline in FY 2025 reflecting increased generic competitive activity and the potential impact from a fifth buprenorphine/naloxone sublingual film generic in the U.S. market
Adjusted Gross Margin	Low to mid-80s % range
Adjusted SG&A	($525m) to ($535m)
Adjusted R&D	($85m) to ($90m)
Adjusted Operating Profit	$185m to $225m
Share Repurchase Program
On July 25, 2024, Indivior announced a fourth share repurchase program of up to $100m, which was completed on January 31, 2025. As part of this program, the Group repurchased and canceled 9,415,726 Indivior ordinary shares, at a weighted average purchase price of 825p.

Debt Refinancing
On November 4, 2024, Indivior announced that its wholly owned subsidiary had entered into an agreement with Piper Sandler Finance LLC and certain purchasers for $400m of senior secured notes comprised of $350m term notes and a $50m revolver. Proceeds from the new term loan were used to repay the existing term loan, including related transaction fees and expenses. Excess proceeds were retained for working capital and other general corporate purposes. The $50m revolver remains undrawn as of this date.

U.S. OUD Market Update
In 2024, U.S. buprenorphine medication-assisted treatments (BMAT) grew mid-single digits in volume terms. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions to increase access to BMAT treatments.
Financial Performance in FY and Q4 2024
Total NR in FY 2024 increased 9% to $1,188m (FY 2023: $1,093m) at actual exchange rates (+9% at constant exchange rates1). In Q4 2024, total NR increased 2% to $298m (Q4 2023: $293m) at actual exchange rates (+2% at constant exchange rates1).
U.S. NR increased 11% in FY 2024 to $1,008m (FY 2023: $912m) and increased slightly in Q4 2024 to $251m (Q4 2023: $249m). In FY 2024 U.S. SUBLOCADE NR increased 20% to $704m (FY 2023: $589m) and in Q4 2024 U.S. SUBLOCADE NR increased 9% to $180m (Q4 2023: $165m). Year-over-year SUBLOCADE volume growth and the fulfillment of OPVEE orders from BARDA primarily drove the increase in U.S., supported by a favorable mix between commercial and governmental channels for SUBOXONE and SUBLOCADE. In Q4 2024, U.S. SUBLOCADE NR increased from volume growth versus the same year-ago period. This benefit was essentially offset by decreases in both SUBOXONE Film and PERSERIS NR due to volume declines versus the same year-ago period, including the impact of discontinuation of PERSERIS in the second half of 2024. Pricing was not a material factor in NR growth.
Rest of World (ROW) NR decreased 1% at actual exchange rates in FY 2024 to $180m (FY 2023: $181m; +1% at constant exchange rates1). In Q4 2024, ROW NR increased 7% at actual exchange rates to $47m (Q4 2023: $44m; 9% at constant exchange rates1). In both periods, positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were partially offset primarily by ongoing generic erosion of the legacy tablet business. In FY 2024 SUBLOCADE / SUBUTEX Prolonged Release NR increased 27% to $52m (FY 2023: $41m) and in Q4 2024 NR increased 27% to $14m (Q4 2023: $11m) at actual exchange rates.
Gross margin as reported in FY 2024 was 78% (FY 2023: 83%) and 83% in Q4 2024 (Q4 2023: 82%). FY 2024 included $49m of exceptional costs related to the discontinuation of PERSERIS. In addition, adjustments for
1Net revenue at constant exchange rates is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the prior year exchange rate to current year net revenue in the currencies of the non-U.S. entities.

amortization of acquired intangible assets within cost of sales of $11m in FY 2024 and $2m in Q4 2024 were included in the reported gross margin. Excluding these exceptional costs and adjustments, adjusted gross margin was 83% in both FY 2024 and Q4 2024 (FY 2023 and Q4 2023: 84% and 83%, respectively). The modest decline in adjusted gross margin in FY 2024 primarily reflects cost inflation partially offset by improved product mix from the continued growth of SUBLOCADE.
SG&A expenses as reported in FY 2024 were $807m (FY 2023: $811m) and $170m in Q4 2024 (Q4 2023: $157m). FY 2024 and Q4 2024 included $231m and $15m of exceptional items, respectively (FY 2023 and Q4 2023: $268m and $6m, respectively). See "Appendix" for adjusted results details of exceptional SG&A expenses for FY and Q4 2024 and 2023, which primarily include expenses related to legal settlements, discontinuation of PERSERIS and other restructuring costs.
Excluding exceptional items, FY 2024 adjusted SG&A expense increased 6% to $576m (Adjusted FY 2023: $543m); Q4 2024 adjusted SG&A expense was $155m (Adjusted Q4 2023: $151m). The increase in FY 2024 primarily reflects sales and marketing investments related to SUBLOCADE and OPVEE and financial reporting requirements. These items were partially offset by lower sales and marketing expenses due to discontinuation of PERSERIS. The Q4 2024 year-over-year increase in SG&A is primarily due to new financial reporting requirements.
R&D expenses as reported in FY 2024 and Q4 2024 were $142m and $38m, respectively (FY 2023: $106m; Q4 2023: $30m), and represented increases of 34% and 27%, respectively. FY 2024 and Q4 2024 included $39m and $11m of exceptional items, respectively, reflecting the impairment of products in development and related fees.
Excluding exceptional items, FY 2024 adjusted R&D expenses decreased 3% to $103m (Adjusted FY 2023: $106m); Q4 2024 adjusted R&D expenses decreased 10% to $27m (Adjusted Q4 2023: $30m). The decreases in both periods primarily reflect the re-prioritization of pipeline activities on the Group's OUD assets as well as related cost savings.
Operating loss as reported was $23m in FY 2024 (FY 2023 operating loss: $4m). The change on a reported basis reflects higher NR more than offset by exceptional expenses and investments in sales and marketing primarily related to SUBLOCADE. See "Appendix" for adjusted results details of exceptional expenses included in operating profit.
After excluding exceptional items and other adjustments of $339m and $273m in FY 2024 and FY 2023, respectively, FY 2024 adjusted operating profit increased 16% to $312m (FY 2023: $269m). The increase primarily reflects higher total NR partially offset by increased SG&A expenses.
Q4 2024 operating profit as reported was $40m (Q4 2023 operating profit: $60m). Adjusted operating profit remained unchanged at $66m in Q4 2024 (adjusted Q4 2023: $66m), excluding exceptional costs and other adjustments of $30m (Q4 2023: $6m). The adjusted basis was unchanged, reflecting the factors noted above.
Net finance expense was $20m in FY 2024 (FY 2023: $5m income) reflecting a $4m write-off of unamortized deferred financing costs due to early extinguishment of the previous term loan as well as a decrease in earned interest income on lower cash and investment balances, in addition to increased borrowings under the Group's new debt facility.
Reported tax expense was $5m in FY 2024 and the effective tax rate was (12)% (FY 2023 tax expense/rate: $1m, (100)%). FY 2024 adjusted tax expense was $74m, and the adjusted effective tax rate was 25% (FY 2023 adjusted tax expense/rate: $51m, 19%). The adjusted results exclude tax benefits on exceptional items and other adjustments. The 2024 effective tax rate increased due to the write-off of deferred tax assets relating to net operating losses and corporate interest restriction, the impact of the prior year U.K. tax rate change to 25% and higher current year disallowed deductions for shareholder costs and impairment charges, partially offset by lower current year disallowed litigation and executive compensation. The Q4 2024 reported tax benefit was $22m, and the effective tax rate was 71% (Q4 2023: $7m, 11%). The tax expense on Q4 2024 adjusted profits was $20m, and the adjusted effective tax rate was 33%. The tax expense on Q4 2023 adjusted profits amounted to $6m, for a comparable adjusted effective tax rate of 9%.
Reported net loss in FY 2024 was $48m and adjusted net income was $222m (FY 2023 reported net income: $2m, adjusted net income: $223m). On a reported basis, higher NR was more than offset by higher operating and net finance expenses. The slight decrease in adjusted net income primarily reflected the increase in operating expense, partly offset by higher total NR. Q4 2024 net income on a reported basis was $9m (Q4 2023: net income $54m), and adjusted net income was $41m excluding the net after-tax impact from exceptional items and other adjustments (Adjusted Q4 2023: $61m). Lower Q4 2024 reported net income reflected higher operating and net finance expenses, partly offset by NR growth. Higher Q4 2024 adjusted net income was primarily due to strong NR growth.
Diluted (losses)/earnings per share were $(0.36) on a reported basis and $1.66 on an adjusted basis in FY 2024 (FY 2023: $0.01 diluted earnings per share and $1.57 adjusted diluted earnings per share). In Q4 2024, diluted earnings per share and adjusted diluted earnings per share were $0.07 and $0.32, respectively (Q4 2023: $0.38 earnings per share on a diluted basis and $0.43 earnings per share adjusted diluted basis).
Balance Sheet & Cash Flow
Cash and investments totaled $347m at the end of Q4 2024, a decrease of $104m versus the $451m position at the end of 2023. The decrease was primarily due to the Group's litigation settlement payments of $173m and cash payments of $173m to fund share repurchases, partly offset by cash inflow from operating activities and net refinance proceeds.
Net working capital, defined by management as inventory plus trade receivables, less trade and other payables, was negative $365m on December 31, 2024, versus negative $347m at the end of FY 2023, reflecting increase in the balance of accruals, rebates, discounts and returns due to the timing of rebate invoicing, partly offset by higher inventory balances.
Cash generated from operations in FY 2024 was $84m (FY 2023 cash used in operations: $292m), reflecting ongoing operating performance partially offset by scheduled litigation payments of $173m. Net cash flow from operating activities was $21m in FY 2024 (FY 2023 cash outflow: $315m) reflecting cash generated from operations less net interest and tax payments.
FY 2024 cash inflow from investing activities was $69m (FY 2023 cash outflow: $98m) reflecting maturing investments, partially offset by capital expenditure. In the prior year period, the outflow from investing activities primarily reflected the Opiant acquisition, net of cash assumed.
FY 2024 cash outflow from financing activities was $87m (FY 2023 cash outflow: $46m) reflecting shares repurchased and canceled, partly offset by an increase in net borrowings. In the prior year period, the outflow from financing activities primarily reflected shares repurchased and canceled and the extinguishment of debt assumed in the Opiant acquisition.
Principal Risks Update
The Board of Directors oversees the approach to risk management so that the principal risks, including those that would threaten the Group’s business model, future performance or viability, are effectively managed and/or mitigated. While the Group aims to identify and manage such risks, no risk management strategy can provide absolute assurance against loss. They remain broadly unchanged compared to last year, except for three principal risks. With the presence of a competitor for long-acting injectable BMAT in the US, combined with continued worldwide pricing, reimbursement, and funding pressure on pharmaceuticals products; our Commercialization principal risk has increased. In addition, the overall Business operations risk has increased due to the combination of the rise of IT security threats for both internal and third-party networks, and the highly competitive labor market conditions for certain key positions. Conversely, the Legal and IP principal risk has decreased given the resolution of certain legacy litigation, including the settlement of all U.S. antitrust cases with the various plaintiffs.

Exchange Rates
The average and period end exchange rates used for the translation of currencies into U.S. dollars that have most significant impact on the Group’s results were:

	12 Months to December 31, 2024	12 Months to December 31, 2023
GB £ period end	1.25	1.27
GB £ average rate	1.28	1.24

€ Euro period end	1.03	1.10
€ Euro average	1.08	1.08

Webcast Details
A live webcast presentation will be held on February 20, 2025, at 13:00 GMT (8:00 am EST) hosted by Mark Crossley, CEO. The details are below. All materials will be available on the Group’s website prior to the event at www.indivior.com. Please copy and paste the below web links into your browser.
The webcast link is: https://edge.media-server.com/mmc/p/bfut8veu

Participants may access the presentation telephonically by registering with the following link (please cut and paste into your browser):
https://register.vevent.com/register/BIb27314d7848f43e682309a38029a2114
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)
For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com
Corporate Website    www.indivior.com
This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for or otherwise acquire or dispose of shares in the Group to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation.
The person responsible for making this announcement is Kathryn Hudson, Company Secretary.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD). Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to expand on its heritage in this category. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, express and implied statements regarding: the Indivior Group’s financial guidance including revenue, operating, and profit margins for 2025 and its medium- and long-term growth outlook; expected operational savings and expected benefits from our reinvestment efforts; assumptions regarding expected changes in share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; our assumptions regarding the absence of material changes to Medicaid eligibility and/or other changes to federal funding levels due to executive actions; strategic priorities, strategies for value creation, and operational goals; our expectations that we can reach a final settlement related to the provision we recorded regarding opioid litigation (including the MDL) brought by certain municipalities and tribal nations and the material terms and conditions of the final settlement agreement, including the ultimate timing and structure of payments and product distribution, injunctive relief, and scope of releases; expected future growth and expectations for sales levels for particular products, and expectations regarding the future impact of factors that have affected sales in the past; expected growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding future production at the Group’s Raleigh, North Carolina manufacturing facility; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential,” "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in these forward-looking statements due to a number of factors, including: lower than expected future sales of our products; greater than expected impacts from competition; failure to achieve market acceptance of OPVEE; unanticipated costs; whether we are able to identify efficiencies and fund additional investments that we expect to generate increased revenues, and the timing of such actions; and litigants who choose to "opt out" of proposed settlements or with whom we are otherwise unable or unwilling to agree to final terms. For additional information about some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in Indivior's Annual Report on Form 20-F for the fiscal year 2023 and its other filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Unaudited condensed consolidated income statement

		Q4 2024	Q4 2023	2024	2023
For the three and twelve months ended December 31	Notes	$m	$m	$m	$m
Net Revenue	2	298	293	1,188	1,093
Cost of sales		(50)	(52)	(258)	(186)
Gross Profit		248	241	930	907
Selling, general and administrative expenses	3	(170)	(157)	(807)	(811)
Research and development expenses	3	(38)	(30)	(142)	(106)
Net other operating income/(expense)		—	6	(4)	6
Operating Profit/(Loss)		40	60	(23)	(4)
Finance income	4	5	10	23	43
Finance expense	4	(14)	(9)	(43)	(38)
Net Finance (Expense)/Income		(9)	1	(20)	5
Profit/(Loss) Before Taxation		31	61	(43)	1
Income tax (expense)/benefit	5	(22)	(7)	(5)	1
Net Income/(Loss)		9	54	(48)	2

Earnings/(loss) per ordinary share (in dollars)
Basic earnings/(loss) per share	6	$0.07	$0.39	$(0.36)	$0.01
Diluted earnings/(loss) per share	6	$0.07	$0.38	$(0.36)	$0.01
Unaudited condensed consolidated statement of comprehensive income

	Q4 2024	Q4 2023	2024	2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Net income/(loss)	9	54	(48)	2
Other comprehensive (loss)/income
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	(10)	13	(6)	4
Other comprehensive (loss)/income	(10)	13	(6)	4
Total comprehensive (loss)/income	(1)	67	(54)	6

The notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated balance sheet

		Dec 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	Notes	$m	$m
ASSETS
Non-current assets
Intangible assets	7	177	234
Property, plant and equipment	8	101	82
Right-of-use assets		35	33
Deferred tax assets	5	268	267
Investments	9	27	41
Other assets	10	29	28
		637	685
Current assets
Inventories		178	142
Trade receivables		254	254
Other assets	10	43	457
Current tax receivable	5	34	—
Investments	9	1	94
Cash and cash equivalents		319	316
		829	1,263
Total assets		1,466	1,948

LIABILITIES
Current liabilities
Borrowings	11	(18)	(3)
Provisions	12	(21)	(408)
Other liabilities	12	(89)	(125)
Trade and other payables	15	(797)	(743)
Lease liabilities		(10)	(9)
Current tax liabilities	5	(11)	(18)
		(946)	(1,306)
Non-current liabilities
Borrowings	11	(315)	(236)
Provisions	12	(63)	(5)
Other liabilities	12	(316)	(367)
Lease liabilities		(31)	(34)
		(725)	(642)
Total liabilities		(1,671)	(1,948)
Net liabilities		(205)	—

EQUITY
Capital and reserves
Share capital	16	62	68
Share premium		13	11
Capital redemption reserve		14	7
Other reserve		(1,296)	(1,295)
Foreign currency translation reserve		(41)	(35)
Retained earnings		1,043	1,244
Total shareholders' deficit		(205)	—
1The unaudited condensed consolidated balance sheet as of December 31, 2023 was retrospectively adjusted during Q1 2024 to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 1 and Note 18.
The notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of changes in equity

	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total shareholders' (deficit)/ equity
		$m	$m	$m	$m	$m	$m	$m
Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income
Net income		—	—	—	—	—	2	2
Other comprehensive income		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	—	4	2	6
Transactions recognized directly in equity
Shares issued		1	3	—	—	—	—	4
Share-based plans		—	—	—	—	—	22	22
Settlement of tax on equity awards		—	—	—	—	—	(22)	(22)
Shares repurchased and canceled		(1)	—	1	—	—	(33)	(33)
Transfer to share repurchase liability		—	—	—	—	—	(23)	(23)
Transfer from share repurchase liability		—	—	—	—	—	9	9
Taxation on share-based plans		—	—	—	—	—	(14)	(14)
Balance at December 31, 2023		68	11	7	(1,295)	(35)	1,244	—

Balance at January 1, 2024		68	11	7	(1,295)	(35)	1,244	—
Comprehensive income
Net loss		—	—	—	—	—	(48)	(48)
Other comprehensive loss		—	—	—	—	(6)	—	(6)
Total comprehensive loss		—	—	—	—	(6)	(48)	(54)
Transactions recognized directly in equity
Shares issued		1	2	—	—	—	(1)	2
Share-based plans		—	—	—	—	—	24	24
Settlement of tax on equity awards		—	—	—	—	—	(22)	(22)
Shares repurchased and canceled		(7)	—	7	—	—	(168)	(168)
Transfer to share repurchase liability		—	—	—	—	—	(10)	(10)
Transfer from share repurchase liability		—	—	—	—	—	22	22
Purchase of treasury shares		—	—	—	(1)	—	—	(1)
Taxation on share-based plans		—	—	—	—	—	2	2
Balance at December 31, 2024		62	13	14	(1,296)	(41)	1,043	(205)
The notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated cash flow statement

	2024	2023
For the twelve months ended December 31	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(23)	(4)
Depreciation and amortization of property, plant and equipment and intangible assets	26	19
Impairment of property, plant and equipment and intangible assets	52	—
Depreciation of right-of-use assets	8	9
Share-based payments	24	22
Impact from foreign exchange movements	(6)	(11)
Unrealized loss on equity investment	9	—
Settlement of tax on employee awards	(22)	(22)
Increase in trade receivables	(1)	(33)
Decrease/(increase) in current and non-current other assets[2]	409	(415)
Increase in inventories[1]	(37)	(21)
Increase in trade and other payables	48	115
(Decrease)/increase in provisions and other liabilities2 3	(403)	49
Cash generated by/(used in) operations	84	(292)
Interest paid	(39)	(32)
Interest received	23	42
Tax refunds	—	19
Taxes paid	(47)	(52)
Net cash inflow/(outflow) from operating activities	21	(315)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired	—	(124)
Acquisition of business	—	(5)
Purchase of property, plant and equipment	(29)	(8)
Purchase of investments	(17)	(45)
Maturity of investments	117	129
Purchase of intangible asset	(2)	(45)
Net cash inflow/(outflow) from investing activities	69	(98)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	329	—
Repayment of borrowings	(234)	(12)
Principal elements of lease payments	(10)	(8)
Lease incentive received	—	3
Cash paid for share repurchases	(173)	(33)
Proceeds from the issuance of ordinary shares	2	4
Purchase of treasury stock	(1)	—
Net cash outflow from financing activities	(87)	(46)

Exchange difference on cash and cash equivalents	—	1

Net increase/(decrease) in cash and cash equivalents	3	(458)
Cash and cash equivalents at beginning of the period	316	774
Cash and cash equivalents at end of the period	319	316
1Discontinuation of PERSERIS (refer to Note 19) resulted in impairment of inventory.
2Changes in these line items for 2024 include the utilization of the Antitrust MDL liabilities (refer to Note 14) and release of related escrow funding following final court approval.
3Changes for 2024 also include litigation settlement payments of $173m (FY 2023: $195m). $3m of interest paid on the DOJ Resolution in 2024 has been recorded in the interest paid line item (FY 2023: $3m).
The notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the 'Company') is a public limited company incorporated on September 26, 2014 and domiciled in England, United Kingdom. In these unaudited condensed consolidated financial statements (‘Condensed Financial Statements’), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements are unaudited and do not include all the information and disclosures required in the annual financial statements. Therefore, the Condensed Financial Statements should be read in conjunction with the Group’s Annual Report and Accounts for the year ended December 31, 2023, which were prepared in accordance with U.K. adopted International Accounting Standards and in conformity with the Companies Act 2006 as applicable to companies reporting under those standards. These Condensed Financial Statements were approved for issue on February 19, 2025.
In preparing these Condensed Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023, except for judgements over the recoverability of deferred tax assets and changes in estimates required in the resolution of uncertainties for certain contingent liabilities.
In 2023, the Group acquired an aseptic manufacturing facility which was accounted for as a business combination. As the acquisition was completed in late 2023, a provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. In Q1 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments are reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations. The effect on depreciation and other changes in the related balances from the acquisition date to December 31, 2023 was immaterial. Refer to Note 18 for a reconciliation of the previously reported provisional fair value of net assets acquired to the adjusted provisional fair value.
Effective January 1, 2024, the functional currency of Indivior U.K. Limited, one of the Group’s significant subsidiaries, changed from pound sterling to U.S. dollar (USD). This was the result of a change in the primary economic environment in which Indivior U.K. Limited operates, driven by growth of USD-denominated net revenue combined with an increase in USD-denominated costs and culminating with a shift in investing activities. The Group determined the USD had become the dominant currency from January 2024.
Acknowledging the Group's net liability position, the Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 11, and comply with the maximum leverage and minimum interest coverage covenants in the Group’s term loan for the period to June 2026 (the going concern period). A base case model was produced reflecting:
•Board reviewed financial plans for the period; and
•settlement of liabilities and in line with contractual terms and provisions, which are expected to be formally settled and approved as agreed.
The Directors also assessed a ‘severe but plausible’ downside scenario which included the following key changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations by modeling a 10% decline on forecasts; and
•the risk that revenue projections outside the U.S. and for OPVEE will not meet expectations by modelling a reduction in annual forecasts totaling $25 million.
Under both the base case and the downside scenario and acknowledging the Group's net liability position, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. Additionally, no material legal cases are expected to come to trial during the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these Condensed Financial Statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these Condensed Financial Statements.
The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The Group’s statutory financial statements for the year ended December 31, 2023, were approved by the Board of Directors on March 5, 2024 and were delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.

2. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue
Revenue is attributed geographically based on the country where the sale originates. The following table represents net revenue by country:

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
United States	251	249	1,008	912
Rest of World	47	44	180	181
Total	298	293	1,188	1,093
On a disaggregated basis, the Group’s net revenue by major product line:

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
SUBLOCADE®	194	176	756	630
OPVEE®[1]	—	—	15	—
Sublingual/other	95	105	377	421
PERSERIS®[2]	9	12	40	42
Total	298	293	1,188	1,093
1Net revenue for OPVEE® consists of two 100,000 unit product orders from the U.S. Biomedical Advancement Research and Development Authority (BARDA).
2 Marketing and promotion for PERSERIS® have been discontinued. Refer to Note 19.

Non-current assets
The following table represents non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments, and other assets.

	Dec 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
United States	218	209
Rest of World	151	209
Total	369	418
1 The non-current asset balance in the United States as of December 31, 2023 was retrospectively adjusted in Q1 2024 to reflect measurement period adjustments of $2m to property, plant and equipment and $3m to intangible assets related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 18.

3. OPERATING EXPENSES
The table below sets out selected operating costs and expense information:

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Research and development expenses[1]	(38)	(30)	(142)	(106)

Selling and marketing expenses	(66)	(68)	(253)	(236)
Administrative and general expenses[2]	(104)	(89)	(554)	(575)
Selling, general, and administrative expenses	(170)	(157)	(807)	(811)

Depreciation and amortization[3]	(6)	(5)	(14)	(15)
1 Research and development expenses in both 2024 periods includes the discontinuation of a digital therapeutic product in development ($11m) and expenses in FY2024 include the impact of the $28m impairment of a product in development.
2 Administrative and general expenses in the 2024 periods include legal settlement costs (see Notes 12 and 14), restructuring costs including severance, impacts related to discontinuation of PERSERIS, debt financing costs and U.S. listing costs. Expenses in the 2023 periods include legal settlement costs, the acquisition of Opiant Pharmaceuticals, Inc. ("Opiant", refer to Note 17) and U.S. listing costs.
3 Depreciation and amortization amounts presented are included in research and development and selling, general and administrative expenses. Additionally, depreciation and amortization related to intangible assets, certain plant and equipment and right-of-use assets of $20m in FY 2024 (FY 2023: $13m) and $4m in Q4 2024 (Q4 2023: $5m) are reported in cost of sales. Depreciation and amortization amounts do not include impairment charges. Refer to Note 19 for impairment charges related to the discontinuation of Perseris.
4. NET FINANCE (EXPENSE)/INCOME

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Finance income
Interest income on cash and cash equivalents/investments	5	10	22	43
Other finance income	—	—	1	—
Total finance income	5	10	23	43
Finance expense
Interest expense on borrowings	(9)	(6)	(28)	(27)
Interest expense on lease liabilities	(1)	(1)	(3)	(3)
Interest expense on legal matters, including the effect of discounting	—	(2)	(5)	(7)
Other interest expense	(4)	—	(7)	(1)
Total finance expense	(14)	(9)	(43)	(38)
Net finance (expense)/income	(9)	1	(20)	5
Other interest expense in the 2024 periods includes a $4m write-off of unamortized deferred financing costs due to early extinguishment of the previous term loan.
5. TAXATION
In the twelve months ended December 31, 2024, the reported total tax (expense)/benefit was as follows:

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Total tax (expense)/benefit	(22)	(7)	(5)	1
Effective tax rate (%)	71%	11%	(12)%	(100)%

The 2024 effective tax rate increased due to the write-off of deferred tax assets relating to net operating losses and restricted interest carried forward, the impact of the U.K. tax rate change to 25% in the prior year and higher current year disallowed deductions for shareholder costs and impairment charges, partially offset by lower current year disallowed litigation and executive compensation.

	Dec 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
Current tax receivable	34	—
Current tax liabilities	(11)	(18)
Deferred tax assets	268	267

1 The deferred tax assets balance as of December 31, 2023 has been retrospectively adjusted to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 18.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At December 31, 2024, the Group’s net deferred tax assets of $268m relate primarily to net operating loss carryforwards, inventory costs capitalized for tax purposes, and litigation liabilities. Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenues. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered realizable, management have concluded full recognition of deferred tax assets to be appropriate.
Other tax matters
The U.K. introduced a global minimum effective tax rate of 15% through implementation of a domestic top-up tax and a multinational top-up tax. The legislation was also enacted or substantively enacted in other jurisdictions in which the Group operates. The Pillar Two legislation is effective for the Group’s financial year beginning January 1, 2024. The Group performed an assessment of the potential exposure to Pillar Two income taxes. This assessment is based on modeling of adjusted accounting data for the period ended December 31, 2024. Based on the assessment, the Group believes it qualifies for one of the transitional safe harbors provided in the rules in territories with material pretax income in which it operates. Therefore, the Group does not have a material impact from Pillar Two legislation in full-year 2024.
As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations, and certain non-recurring costs. Management have concluded tax provisions made to be appropriate. Including matters under audit, an estimate of reasonably possible additional tax liabilities and interest that could arise in later periods on resolution of these uncertainties is in the range from nil to $61m.
6. EARNINGS/(LOSS) PER SHARE
The table below sets out basic and diluted earnings/(loss) per share for each period:

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the twelve months ended December 31	$	$	$	$
Basic (loss) earnings per share	$0.07	$0.39	$(0.36)	$0.01
Diluted (loss) earnings per share	$0.07	$0.38	$(0.36)	$0.01
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) for FY 2024 includes the favorable impact of 13,079k ordinary shares repurchased in FY 2024 and 1,897k ordinary shares repurchased in FY 2023. See Note 16 for further discussion. Conditional awards of 1,777k and 1,761k were granted under the Group’s Long-Term Incentive Plan in FY 2024 and FY 2023, respectively.

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the twelve months ended December 31	thousands	thousands	thousands	thousands
Weighted average shares on a basic basis	126,611	137,325	132,309	137,306
Dilution from share awards[1]	1,469	4,625	—	4,494
Weighted average shares on a diluted basis	128,080	141,950	132,309	141,800
1.As there was a loss in FY 2024, the effect of potentially dilutive shares of 1,554k was not dilutive.

7. INTANGIBLE ASSETS

	Dec 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
Intangible assets, net of accumulated amortization and impairment	$m	$m
Products in development	45	79
Marketed products	130	150
Goodwill	2	2
Software	—	3
Total	177	234
1 The goodwill balance as of December 31, 2023 was retrospectively adjusted to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 18.

The decrease in products in development is primarily driven by the impairment of AEF0117 for cannabis use disorder ($28m) as the clinical Phase 2B study announced in September 2024 did not demonstrate the anticipated results, and discontinuation of a collaboration agreement for the development and commercialization of the prescription digital therapeutic product, CT-102 ($7m).
The decrease in marketed products includes impairment related to the discontinuation of PERSERIS ($9m, refer to Note 19) and amortization.

8. Property, Plant and Equipment

A summary of property, plant and equipment is as follows:

	Dec 31, 2024	Dec 31, 2023
Property, plant and equipment - cost	198	163
Less: Accumulated depreciation	97	81
Property, plant and equipment - net book value	101	82
The increase in net book value of property, plant and equipment was primarily driven by the Raleigh Manufacturing plant expansion in preparation for the production of SUBLOCADE.

9. INVESTMENTS

	Dec 31, 2024	Dec 31, 2023
Current and non-current investments	$m	$m
Equity securities at FVPL	1	10
Debt securities held at amortized cost	—	84
Total investments, current	1	94
Debt securities held at amortized cost	27	41
Total investments, non-current	27	41
Total	28	135
The Group’s investments in debt and equity securities do not create significant credit risk, liquidity risk, or interest rate risk. Debt securities held at amortized cost consist of investment-grade debt. As of December 31, 2024, expected credit losses for the Group’s investments held at amortized cost are immaterial.
The decrease in debt securities held at amortized cost is primarily driven by investment maturities.
Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date. The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value:

At December 31, 2024	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	1	—	—	1

At December 31, 2023	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10
In 2024, the announcement of study results pertaining to Aelis Farma's pipeline drug for cannabis use disorder did not meet the expected outcomes, resulting in a $5m decline in market value of the shares. The share price continued to decline during the remainder of 2024.

The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At December 31, 2024, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.
10. CURRENT AND NON-CURRENT OTHER ASSETS

	Dec 31, 2024	Dec 31, 2023
Current and non-current other assets	$m	$m
Current prepaid expenses	31	23
Other current assets	12	434
Total other current assets	43	457
Non-current prepaid expenses	17	19
Other non-current assets	12	9
Total other non-current assets	29	28
Total	72	485
The decrease in other current assets primarily relates to release of escrow funding of $415m for the Antitrust MDL (direct purchaser and end payor class settlements) since the courts provided final approval of the settlements during Q1 2024. Refer to Note 14. Long-term prepaid expenses primarily relate to prepayments for contract manufacturing capacity.
11. FINANCIAL LIABILITIES – BORROWINGS
The table below sets out the current and non-current portion obligation of the Group’s term loan:

	Dec 31, 2024	Dec 31, 2023
Term loan	$m	$m
Term loan – current	(18)	(3)
Term loan – non-current	(315)	(236)
Total term loan	(333)	(239)
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $17m (FY 2023: $5m).
On November 4, 2024, the Group entered into a new $350m term loan agreement along with a $50m revolving credit facility in the form of variable notes. The proceeds were used to repay the previous term loan of $242m in full, and was accounted for as an extinguishment of debt. At December 31, 2024, the term loan fair value was approximately 100% (FY 2023: 100%) of par value. The key terms of this loan in effect at December 31, 2024, are as follows:

	Period	Minimum Financial Covenants	Required Amortization	Interest Payable
Note Purchase Agreement	through Sept 30, 2026	Leverage Ratio <= 3:1 Interest Coverage Ratio > 2.5:1	5%	SOFR + 5.5%
	December 31, 2026 to maturity (2030)	Leverage Ratio <= 2.5:1 Interest Coverage Ratio > 2.5:1	7.5%
Revolving Credit Facility	through Sept 30, 2026	Leverage Ratio <= 3:1 Interest Coverage Ratio > 2.5:1	n/a	SOFR + 5.5%; 0.5% undrawn fee
	December 31, 2026 to maturity (2030)	Leverage Ratio <= 2.5:1 Interest Coverage Ratio > 2.5:1
The term loan amounting to $350m (FY 2023: $244m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries. The $50m revolving credit facility remains undrawn.
The leverage ratio is calculated as total debt divided by adjusted EBITDA and interest coverage ratio is adjusted EBITDA divided by interest expense. The Group is in compliance with these and all other requirements of the term loan.

12. PROVISIONS AND OTHER LIABILITIES
Provisions

			Total			Total
	Current	Non-Current	Dec 31, 2024	Current	Non-Current	Dec 31, 2023 (Retrospectively adjusted1)
Current and non-current provisions	$m	$m	$m	$m	$m	$m
Antitrust matters	—	—	—	(385)	—	(385)
Opioid litigation	(15)	(61)	(76)	—	—	—
Onerous contracts	(6)	—	(6)	(19)	(3)	(22)
Other legal matters	—	—	—	(4)	—	(4)
Other	—	(2)	(2)	—	(2)	(2)
Total provisions	(21)	(63)	(84)	(408)	(5)	(413)
1 The provision for onerous contracts as of December 31, 2023 was retrospectively adjusted during the first quarter of 2024 to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 18.
Antitrust matters
As previously disclosed, settlement agreements were entered into during 2023 and approved by the court in 2024 with three plaintiff classes to fully resolve certain multi-district antitrust claims. Indivior has no further obligations related to this matter.
Opioid litigation
The provision of $76m at December 31, 2024 reflects the present value of the agreed amount in a preliminary settlement between Indivior, the plaintiffs' executive committee and certain state attorneys general covering certain opioid litigation (including the Opioid MDL) brought by municipalities and tribes. The outflow of resources is expected to occur over five years. The parties still must negotiate material terms and conditions of the final settlement agreement, including ultimate timing and structure of payments and product distribution, injunctive relief, and scope of releases. The provision is measured using a risk free rate and will be remeasured at a risk-adjusted rate upon reaching a final settlement agreement. Refer to Note 14.

Onerous contracts
In November 2023, the Group acquired a business consisting of a manufacturing facility, workforce, and supply contracts. The facility is obligated to fulfill contracts that existed pre-acquisition for which the expected costs are in excess of the consideration expected to be received. The Group recorded a provision for these onerous contracts in the allocation of purchase price, with a balance at the end of the quarter of $6m (FY 2023: $22m). During the quarter, net operating losses attributable to the contracts of approximately $6m were recorded against the provision. Refer to Note 18. Manufacturing under the onerous contracts is expected to be completed during April 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.
Other legal matters
During 2024, the Group released a provision of $4m pertaining to an outstanding False Claims Act allegation considering an updated probability assessment at this early stage of litigation. Refer to Note 14.
Other
Other provisions of $2m (FY 2023: $2m) represent retirement benefit costs which are not expected to be settled within one year.

Other liabilities

			Total			Total
	Current	Non-Current	Dec 31, 2024	Current	Non-Current	Dec 31, 2023
Current and non-current other liabilities	$m	$m	$m	$m	$m	$m
DOJ resolution	(52)	(296)	(348)	(53)	(344)	(397)
Antitrust matters	(24)	—	(24)	(30)	—	(30)
Intellectual property related matters	—	—	—	(11)	—	(11)
RB indemnity settlement	(8)	(8)	(16)	(8)	(15)	(23)
Share repurchase	(5)	—	(5)	(23)	—	(23)
Other	—	(12)	(12)	—	(8)	(8)
Total other liabilities	(89)	(316)	(405)	(125)	(367)	(492)
DOJ Resolution Agreement
In July 2020, the Group settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments of $263m (including interest) have been made through December 31, 2024, including a payment of $52m in January 2024. Annual installments of $50m plus interest are due every January from 2025 to 2027, with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments using a discount rate equal to the interest rate on the interest-bearing portions. In FY 2024, the Group recorded interest expense totaling $4m (FY 2023: $6m).
Antitrust matters
Multi-district antitrust class and state claims
As previously disclosed, settlement agreements were entered into during 2023 with three plaintiff classes to fully resolve certain multi-district antitrust claims. The $30m balance at December 31, 2023 was settled and paid. Indivior has no further obligations related to this matter.
Other antitrust matters
Certain antitrust cases filed in Virginia state court were settled and paid during the third quarter of 2024 by agreement of the parties for $85m and mutual releases of claims and counterclaims.
A provision of $39m was transferred to other liabilities during Q4 relating to the settlement of the last remaining antitrust litigation. An installment of $15m was paid in December 2024 and the remaining liability of $24m at December 31, 2024 reflects the net present value (NPV) at the risk-free rate of the amounts to be paid in 2025. This final settlement resolves all of the Group’s remaining legacy antitrust litigation. Refer to Note 14, Antitrust Litigation and Consumer Protection.
IP related matters
Other liabilities for intellectual property related matters relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group made a final payment to DRL of $12m during Q1 2024 and has no further obligations related to this matter.
RB indemnity settlement
Under the RB indemnity settlement, the Group has paid $34m of the $50m settlement agreement through December 31, 2024 including $8m paid in January 2024. Remaining annual installment payments of $8m are due in January 2025 and 2026. The Group carries a liability totaling $16m (FY 2023: $23m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 3.75%, considering the timing of payments and other factors. In FY 2024, the Group recorded $1m of finance expense (FY 2023: $1m) for time value of money on the liability.
Share repurchase
In August 2024, the Group commenced a share repurchase program of $100m. As of December 31, 2024, the liability of $5m represents the amount to be spent under the program through January 31, 2025, the end of the program. As of December 31, 2023, the current liability of $23m represented the amount to be spent under the previous share repurchase program through February 23, 2024.
Other
Other liabilities primarily represent employee related liabilities which are non-current as of December 31, 2024.
13. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Note 14 sets out the details for legal and other disputes which the Group has assessed as contingent liabilities, except for those matters discussed in Note 14 under

"Antitrust Litigation and Consumer Protection," and certain of the matters discussed under “Civil Opioid Litigation” for which liabilities or provisions have been recognized. Where the Group believes it is possible to reasonably estimate a range for the contingent liability, this has been disclosed.
14. LEGAL PROCEEDINGS
Certain ongoing legal proceedings or threats of legal proceedings to which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote, are not discussed in this Note.
Antitrust Litigation and Consumer Protection
•On November 27, 2024, Indivior Inc. and Indivior Solutions Inc. entered into a settlement agreement with Humana Inc. and certain of its affiliates, and Centene Corp, and certain of its affiliates to resolve all remaining antitrust litigation against the Group, including Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty), Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty), and Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875 (Phila. Ct. Common Pleas). Under the agreement, Indivior Inc. and Indivior Solutions Inc. will pay a total of $40m to the Humana and Centene companies. $15m was paid in December 2024, with the remaining installments of $5m and $20m due on or before March 15, 2025 and December 15, 2025, respectively.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio) (the "Opioid MDL"). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by private plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Cases brought by cities and counties outside of the MDL include, for example, 35 actions pending in New York state court, 8 writs filed in Pennsylvania state court, and actions brought in federal district courts in Florida and Georgia. Litigation against the Group in the Opioid MDL and the other federal courts is stayed. The New York state court has not yet entered a case management order. The Group has not yet been served with a complaint in any of the Pennsylvania state court matters.
•Pursuant to mediation, the Group, the Plaintiffs' Executive Committee in the Opioid MDL, Tribal Leadership Committee, and certain state attorneys general reached agreement on the amount of a potential settlement. The Group has recorded a related provision of $76m, reflecting the net present value (NPV) of the agreed amount (See Note 12). The parties, however, still must negotiate material terms and conditions of the final settlement agreement, including the ultimate timing and structure of payments and product distribution, injunctive relief, and scope of the release. The proposed settlement would resolve claims by cities and counties, but would not resolve private plaintiff cases against the Group (whether in the MDL or proceeding separately).
•With respect to cases outside the MDL that were not filed by cities or counties:
◦Indivior Inc. was named as a defendant in San Miguel Hospital Corp. d/b/a Alta Vista Regional Medical Center v. Johnson & Johnson, et al., No. 1:23-cv-00903 (D.N.M.).
◦Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involve claims related to NAS. Indivior Inc. moved to dismiss all five complaints. The MLP granted Indivior's motion to dismiss on April 17, 2023. The plaintiffs appealed, and the Intermediate Court of Appeals of West Virginia affirmed dismissal of all claims against Indivior on December 27, 2024. The plaintiffs have until February 27, 2025 to seek further appeal.
◦On October 28, 2024, Indivior Inc. was named along with dozens of other manufacturers and distributors in a putative class action brought by West Virginia school districts in federal district court. See Marshall County Board of Education and Wetzel County Board of Education v. Cephalon, et al., No. 5:24-cv-00207 (N.D.W. Va.). Indivior Inc.'s response to the complaint is not yet due.
•Additionally, on May 23, 2024, the Consumer Protection Division of the Office of the Attorney General of Maryland served on Indivior Inc. an administrative subpoena related generally to opioid products marketed and sold in Maryland. Indivior Inc.’s response to the subpoena remains ongoing.
•The Group has begun its evaluation of the all of these claims, believes it has meritorious defenses, and intends to vigorously defend itself in all actions that would not be resolved by the proposed settlement. Given the status and preliminary stage of litigation, no estimate of possible loss for those matters can be made at this time.

False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The

Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior answered the sixth amended complaint on March 18, 2024. Discovery has been stayed. The Group is evaluating the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
U.K. Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE Film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals. The appellate court affirmed the dismissal by order dated January 23, 2025. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
U.S. Shareholder Claims
•A class action lawsuit was filed against Indivior PLC, Mark Crossley (the CEO of the Group), and Ryan Preblick (the CFO of the Group) on August 2, 2024, alleging violations of certain United States federal securities laws. The putative class, as alleged, includes plaintiffs that purchased or otherwise acquired Indivior securities between February 22, 2024 and July 8, 2024. The court entered an order appointing a lead plaintiff on October 7, 2024, and the lead plaintiff filed an amended complaint on December 5, 2024, which additionally named Richard Simkin (the CCO of the Group) as a defendant. The defendants filed a motion to dismiss on January 10, 2025, which remains pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Opiant Shareholder Claims
•On November 8, 2023, plaintiff James Litten filed a class action complaint in the Delaware Court of Chancery alleging that former officers and directors of Opiant Pharmaceuticals, Inc. ("Opiant") breached fiduciary duties of care, loyalty, and good faith in connection with Indivior PLC's 2022 acquisition of Opiant. The defendants moved to dismiss the complaint on January 26, 2024. On March 21, 2024, the plaintiff filed an amended complaint. The defendants moved to dismiss the amended complaint on June 21, 2024. The court heard argument on the motion to dismiss on January 17, 2025 and heard additional argument on February 19, 2025. The motion remains pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Dental Allegations
•The Group has been named as a defendant in numerous lawsuits alleging that Suboxone® Film was defectively designed and caused dental injury, and that the Group failed to properly warn of the risks of such injuries. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Plaintiffs and potential plaintiffs related to these lawsuits generally can be grouped as follows:
◦Dental MDL Plaintiffs: More than 1100 of these cases have been consolidated in multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.) (the "Dental MDL").
◦Dental MDL Schedule A Plaintiffs: One complaint filed in the Dental MDL on June 14, 2024 attached a schedule of nearly 10,000 plaintiffs (the “Schedule A Plaintiffs”). The parties negotiated a tolling agreement for the Schedule A Plaintiffs that would permit plaintiffs’ counsel additional time to investigate issues such as whether and when the Schedule A Plaintiffs used any Indivior product before determining whether to file individual complaints that ultimately would be coordinated with the Dental MDL. Plaintiffs indicated to the court they will dismiss more than 1,400 plaintiffs in the future, pursuant to a mechanism to be provided by the court. On February 7, 2025, the plaintiffs filed an amended Schedule A that reduced the number of Schedule A claimants to 8623.
◦State Court Plaintiffs: One complaint has been filed in New Jersey state court, and the parties have agreed to toll the claims of more than 850 other individuals in Delaware, New Jersey, and Virginia. Complaints have not yet been filed on behalf of the tolled individuals.
•Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual/provable injury and other matters. These cases are in their preliminary stages. These lawsuits and claims follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products.

The Group has been informed by its primary insurance carrier that defense costs for the Dental MDL should begin to be reimbursed now that the Group's self-insurance retention has been exhausted. Additionally, the Group's primary insurance carrier has issued a reservation of rights against payment of any liability costs. In the event of a liability finding, various factors could affect reimbursement or payment by insurers, if any, including (i) the scope of the insurers’ purported defenses and exclusions to avoid coverage, (ii) the outcome of negotiations with insurers, (iii) delays in or avoidance of payment by insurers and (iv) the extent to which insurers may become insolvent in the future. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•Applications to file class actions based on similar allegations as in the Dental MDL, but also relating to SUBOXONE Tablets, were filed in Quebec and British Columbia against various subsidiaries of the Group, among other defendants, in April 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
15. TRADE AND OTHER PAYABLES

	Dec 31, 2024	Dec 31, 2023
	$m	$m
Accrual for rebates, discounts and returns	(546)	(507)
Rebates payable[1]	(16)	(28)
Accounts payable[1]	(63)	(39)
Accruals and other payables[1]	(155)	(150)
Other tax and social security payable	(17)	(19)
Total trade and other payables	(797)	(743)
1Certain amounts in 2023 previously reported in Accounts payable ($26m) and Accruals and other payables ($2m) have been reclassified to Rebates payable to conform with the current year presentation.
16. SHARE CAPITAL

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2024	136,526	$0.50	68
Ordinary shares issued	1,456	$0.50	1
Shares repurchased and canceled	(13,079)	$0.50	(7)
At December 31, 2024	124,903		62

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2023	136,481	$0.50	68
Ordinary shares issued	1,942	$0.50	1
Shares repurchased and canceled	(1,897)	$0.50	(1)
At December 31, 2023	136,526		68
Ordinary shares issued
During the period, 1,456k ordinary shares at $0.50 each (FY 2023: 1,942k at $0.50 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. In FY 2024, net settlement of tax on employee equity awards was $22m (FY 2023: $22m).
Shares repurchased and canceled
On November 17, 2023, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares which concluded on August 2, 2024. During the period, the Group repurchased and canceled a total of 4,532K of ordinary shares at $0.50 per share under this program.
On August 5, 2024, the Group commenced a share repurchase program for an aggregate purchase price of no more than $100m or 13,649k of ordinary shares and ending no later than January 31, 2025. During the period, the Group repurchased and canceled a total of 8,547K of ordinary shares at $0.50 per share under this program.
The aggregate nominal value of shares repurchased during 2024 under the November 2023 and August 2024 programs was $7m.

All ordinary shares repurchased during the period under share repurchase programs were canceled resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase programs during the period, including directly attributable transaction costs, was $168m (FY 2023: $33m). A net repurchase amount of $5m has been recorded as a financial liability and reduction of retained earnings which represents the amount to be spent under the program through October 24, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.
17. ACQUISITION OF OPIANT
On March 2, 2023, the Group acquired 100% of the share capital of Opiant for upfront cash consideration of $146m and an additional maximum amount of $8.00 per share in Contingent Value Rights (CVR) to be potentially paid upon achievement of net sales milestones. As a result of the acquisition, the Group added OPVEE (nalmefene nasal spray), an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.
Since substantially all of the fair value of the gross assets acquired was concentrated in the OPVEE in-process research and development, the Group accounted for the transaction as an asset acquisition and recorded an intangible asset of $126m.
The cash outflow for the acquisition was $124m in Q1 2023, net of cash acquired, and inclusive of direct transaction costs. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $16m were incurred in 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.

18. BUSINESS COMBINATION
On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and assumption of certain contract manufacturing obligations. The Facility will be further developed to secure the long-term production and supply of SUBLOCADE.
The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in April 2025.
As of December 31, 2024, committed capital spend for the Facility is approximately $21m.
Identifiable assets acquired and liabilities assumed
As the acquisition was completed in late 2023, the provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. During Q1 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments were reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations. The following table provides a reconciliation from the provisional fair values of assets acquired and liabilities assumed at the date of acquisition as reported in the 2023 annual financial statements to the provisional fair values as adjusted during Q1 2024:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
Net assets acquired	$m	$m	$m
Property, plant and equipment	28	(2)	26
Deferred tax assets	2	(1)	1
Trade and other payables	(1)	—	(1)
Provisions	(29)	6	(23)
Total net assets acquired	—	3	3
Goodwill
Goodwill arising from the acquisition has been recognized as follows, reflecting the Q1 2024 measurement period adjustments:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
	$m	$m	$m
Consideration transferred	5	—	5
Less: Fair value of net assets acquired	—	(3)	(3)
Goodwill	5	(3)	2
The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce.

19. DISCONTINUATION OF PERSERIS MARKETING & PROMOTION
As announced in July 2024, the Group discontinued marketing and promotion support for PERSERIS, resulting in a headcount reduction of approximately 130 employees and termination of related contract manufacturing agreements. The decision was taken in consideration of regulatory changes announced during Q2 2024 which are expected to adversely intensify payor management of the treatment category in which PERSERIS competes and would make PERSERIS no longer financially viable. While the Group will continue to supply PERSERIS for the foreseeable future, the expected adverse impacts represented an impairment indicator for PERSERIS-related assets, resulting in year to date impairment charges and other expenses as detailed below. Charges in 2024 of $61m included net inventory provisions, impairment of tangible and intangible assets, contract termination and related supplier charges and severance. Q4 2024 included a $2m write-up of inventory as a result of higher than anticipated sales.

	Q4 2024	FY 2024
Impairment charges, write downs and other charges	$m	$m
Charged to cost of goods sold
Marketed product intangible	—	9
Plant and equipment	—	8
Inventory	(2)	20
Contract termination and related supplier charges	—	12
Sub-total: Cost of goods sold	(2)	49
Charged to SG&A:
Severance	—	7
Other expenses	—	5
Sub-total: SG&A	—	12
Total charges	(2)	61

APPENDIX: ADJUSTED RESULTS
Exceptional items and other adjustments
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group’s activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax related matters.
Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets[1]	(2)	(3)	(11)	(8)
Discontinuation of PERSERIS marketing and promotion[2]	2	—	(49)	—
Total exceptional items and other adjustments within cost of sales	—	(3)	(60)	(8)

Exceptional items and other adjustments within SG&A
Legal costs/provision[3]	1	—	(195)	(240)
Discontinuation of PERSERIS marketing and promotion[2]	—	—	(12)	—
Acquisition-related costs[4]	—	(6)	(4)	(22)
Restructuring and other costs, including severance[5]	(12)	—	(12)	—
Debt refinancing costs[6]	(4)	—	(4)	—
U.S. listing costs[7]	—	—	(4)	(6)
Total exceptional items and other adjustments within SG&A	(15)	(6)	(231)	(268)

Exceptional Items within R&D
Impairment of products in development and related fees[8]	(11)	—	(39)	—
Total exceptional items and other adjustments within R&D	(11)	—	(39)	—

Exceptional items and other adjustments within net other operating income/(expense)
Income recognized in relation to a supply agreement[9]	—	3	—	3
Mark-to-market on equity investments[10]	—	—	(5)	—
Total exceptional items and other adjustments within net other operating income/(expense)	—	3	(5)	3

Exceptional items and other adjustments within net finance expense
Finance expense[11]	(4)	—	(4)	—
Total exceptional items and other adjustments within finance expense	(4)	—	(4)	—

Total exceptional items and other adjustments before taxes	(30)	(6)	(339)	(273)
Tax on exceptional items and other adjustments	10	2	81	63
Exceptional tax items[12]	(12)	(3)	(12)	(11)
Total exceptional items and other adjustments	(32)	(7)	(270)	(221)
1.The Group adjusts cost of sales to exclude amortization of acquired intangible assets.
2.In FY 2024, the Group recognized $61m of exceptional costs related to the discontinuation of PERSERIS marketing and promotion, including inventory provisions, contractual termination and related supplier charges, impairment of assets and severance.
3.FY 2024 exceptional costs include $123m related to the settlement of certain antitrust legal matters and $76m related to the Opioid MDL, net of a $4m provision release (refer to Notes 12 and 14).

4.In FY 2024 and Q4 2023, the Group incurred exceptional costs related to the acquisition and integration of the aseptic manufacturing site acquired in November 2023 (refer to Note 18). In FY 2023 prior to Q4 2023, exceptional costs related to the acquisition of Opiant (refer to Note 17).
5.In Q4 and FY 2024, the Group recognized $12m of restructuring and other costs, primarily consisting of severance costs.
6.The Group incurred $4m of exceptional transaction and advisory costs in relation to placement of the new term loan (refer to Note 11).
7.Exceptional expenses in FY 2024 and FY 2023 relate to listing Indivior shares on NASDAQ as the primary listing.
8.Q4 2024 and FY 2024 include exceptional expenses for impairment of a digital therapeutic product in development and related contract termination and supplier charges ($11m). FY 2024 also includes impairment charges for a product in development resulting from a clinical study that did not demonstrate the anticipated results ($28m).
9.In FY 2023 and Q4 2023, the Group recognized $3m of exceptional income related to a supply agreement.
10.FY 2024 includes an exceptional mark-to-market adjustment directly related to the quoted market price impact on ordinary shares of Aelis Farma from the announcement that the clinical Phase 2B study with AEF0117 in participants with cannabis use disorder did not demonstrate the anticipated results.
11.In Q4 2024 and FY 2024, the Group wrote off $4m of unamortized deferred financing costs due to early extinguishment of its previous term loan.
12.Exceptional tax items in Q4 2024 and FY 2024 largely comprised of the write-off of deferred tax assets relating to net operating losses arising from planned restructuring to address changes in tax law. FY 2023 exceptional tax items are comprised of $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies, $3m change in estimate as to the tax benefit of legal provisions booked in the prior year, and $3m accrual for adjustments to Opiant predecessor period taxes.

Adjusted results
Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Management may use these financial measures to better understand trends in the business.
The tables below present the adjustments between reported and adjusted results for both Q4/FY 2024 and Q4/FY 2023.

Reconciliation of gross profit to adjusted gross profit

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Gross profit	248	241	930	907
Exceptional items and other adjustments in cost of sales	—	3	60	8
Adjusted gross profit	248	244	990	915
We define adjusted gross margin % as adjusted gross profit divided by net revenue.
Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Selling, general and administrative expenses	(170)	(157)	(807)	(811)
Exceptional items and other adjustments in selling, general and administrative expenses	15	6	231	268
Adjusted selling, general and administrative expenses	(155)	(151)	(576)	(543)
Reconciliation of research and development expenses to adjusted research and development expenses

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Research and development expenses	(38)	(30)	(142)	(106)
Exceptional items and other adjustments in research and development expenses	11	—	39	—
Adjusted research and development expenses	(27)	(30)	(103)	(106)

Reconciliation of operating profit/(loss) to adjusted operating profit

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Operating profit/(loss)	40	60	(23)	(4)
Exceptional items and other adjustments in cost of sales	—	3	60	8
Exceptional items and other adjustments in selling, general and administrative expenses	15	6	231	268
Exceptional items and other adjustments in research and development expenses	11	—	39	—
Exceptional items and other adjustments in net other operating income	—	(3)	5	(3)
Adjusted operating profit	66	66	312	269
We define adjusted operating margin as adjusted operating profit divided by net revenue.

Reconciliation of profit/(loss) before taxation to adjusted profit before taxation

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Profit/(loss) before taxation	31	61	(43)	1
Exceptional items and other adjustments in cost of sales	—	3	60	8
Exceptional items and other adjustments in selling, general and administrative expenses	15	6	231	268
Exceptional items and other adjustments in research and development expenses	11	—	39	—
Exceptional items and other adjustments in net other operating income	—	(3)	5	(3)
Exceptional items and other adjustments in net finance income (expense)	4	—	4	—
Adjusted profit before taxation	61	67	296	274
Reconciliation of tax (expense)/benefit to adjusted tax expense

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Tax (expense)/benefit	(22)	(7)	(5)	1
Tax on exceptional items and other adjustments	(10)	(2)	(81)	(63)
Exceptional tax items	12	3	12	11
Adjusted tax expense	(20)	(6)	(74)	(51)
We define adjusted effective tax rate as adjusted tax expense divided by adjusted profit before taxation.
Reconciliation of net income/(loss) to adjusted net income

	Q4 2024	Q4 2023	FY 2024	FY 2023
For the three and twelve months ended December 31	$m	$m	$m	$m
Net income/(loss)	9	54	(48)	2
Exceptional items and other adjustments in cost of sales	—	3	60	8
Exceptional items and other adjustments in selling, general and administrative expenses	15	6	231	268
Exceptional items and other adjustments in research and development expenses	11	—	39	—
Exceptional items and other adjustments in net other operating income	—	(3)	5	(3)
Exceptional items and other adjustments in finance expense	4	—	4	—
Tax on exceptional items and other adjustments	(10)	(2)	(81)	(63)
Exceptional tax items	12	3	12	11
Adjusted net income	41	61	222	223
Adjusted diluted earnings/(loss) per share
Management believes that diluted earnings/(loss) per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. Weighted average shares used in computing diluted earnings per share is included in the table and footnote in Note 6. A reconciliation of net income/(loss) to adjusted net income is included above.

We have not provided the forward-looking U.S. GAAP equivalents for certain forward-looking non-U.S. GAAP metrics as a result of the uncertainty and potential variability of reconciling items. Accordingly, the Company has relied upon the exception in item 10(e)(1)(i)(B) of Regulation S-K to exclude such reconciliations, as the reconciliations of these non-U.S. GAAP guidance metrics to their corresponding U.S. GAAP equivalents are not available without unreasonable effort.